UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2021 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2021 and 2020

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2021 and 2020

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Raytheon Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Savings and Investment Plan (the "Plan") as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 21, 2022

We have served as the Plan's auditor since at least 2002. We have not been able to determine the specific year we began serving as auditor of the Plan.

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
(Thousands of Dollars)

	2021	2020
Assets
Total investments at fair value (Notes 2 and 3)	$19,509,997	$20,399,122

Fully benefit-responsive investment contracts at contract value (Note 4)	1,568,055	2,061,550

Receivables
Notes receivable from participants	183,020	191,946
Receivables for securities sold	16,741	81,441
Accrued investment income and other receivables	89,637	22,483
Total receivables	289,398	295,870

Total assets	21,367,450	22,756,542
Liabilities
Payable for securities purchased	18,665	101,105
Accrued investment expenses and other payables	7,474	2,329
Total liabilities	26,139	103,434

Net assets available for benefits	$21,341,311	$22,653,108

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021
(Thousands of Dollars)

2021
Additions to net assets attributable to:

Net appreciation of investments (Notes 2 and 3)	$3,071,792
Interest and dividends	362,098
Interest income on notes receivable from participants (Note 2)	7,899
Other revenue (Note 5)	141

Contributions
Employee contributions	880,538
Employer contributions	416,233
1,296,771
Total additions	4,738,701

Deductions from net assets attributable to:

Distributions to participants	$6,036,664
Administrative expenses	13,834
Total deductions	6,050,498

Decrease in net assets available for benefits	(1,311,797)
Net assets, beginning of year	22,653,108
Net assets, end of year	$21,341,311

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Raytheon Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions. Prior year amounts have been presented, where indicated, in thousands, to conform to the current period presentation.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company, a wholly owned subsidiary of Raytheon Technologies Corporation ("RTC," the "Company" or the "Plan Sponsor"). Most Raytheon Company employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in employer stock, as discussed below, is an employee stock ownership plan ("ESOP") that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the "Trust"). Amounts held in a participant's account are invested at the direction of the participant among the investment options made available under the Plan.

The Raytheon Technologies Defined Contribution Investment Committee (which is appointed by the Raytheon Technologies Pension Administration and Investment Committee) is responsible for determining the investment options available under the Plan (including determinations regarding the investment option that invests in common stock of RTC, the "Raytheon Technologies Stock Fund"). The portion of the plan that is an ESOP is invested in RTC common stock.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document, through both pretax elective deferred contribution and after tax contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2021 may make pretax catch-up contributions. Employee contributions, including rollovers, are invested based on participant investment elections. Participants are subject to eligible compensation, pre or after tax contribution, total contribution, or catch-up contribution limitations, as set by the Code annually. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most new Raytheon Company employees, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program ("RISP") (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most Raytheon Company employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant's most recent date of hire was before or after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, RTC common stock, fixed income securities and other investments including a self-directed brokerage account.

Effective as of January 1, 2020, participants may participate in the Student Loan Repayment Contribution ("SLRC") program in the Plan. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution in an amount equal to the employer match the participant would otherwise be eligible to receive, reduced for any other employer

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020
matching contributions made during the year. Such contributions would be made in the following year. SLRC employer contributions are only made on behalf of SLRC participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment involuntarily without cause, or due to death or qualifying disability during such Plan year. For the year ended December 31, 2021, SLRC employer contributions were $2.5 million.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant's account balance and the elected investment allocation. Administrative expenses payable by the Plan are either directly charged to participant accounts or are paid from the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, Fidelity Workplace Services LLC ("FWS"), which is an affiliate of the Plan's Trustee, Fidelity Management Trust Company ("FMTC" or the "Trustee").

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the "Fixed Income Fund"), a stable value fund specifically managed for the Plan, into a competing fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a competing fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2021 and 2020, unallocated Plan forfeitures were $4.3 million and $350 thousand, respectively. For the year ended December 31, 2021, forfeitures of $3.6 million were used to reduce Company contributions and pay administrative expenses.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50 thousand, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security ("CARES") Act in response to the negative impact on the U.S. economy caused by the coronavirus disease 2019 ("COVID-19") pandemic. The CARES Act included certain provisions affecting employee benefit plans. The Plan was impacted by certain provisions, including provisions that allowed participants to suspend payments on their loans through December 31, 2020 without causing the loan to become delinquent and go into default. Loan payments and interest payments are credited to the participant's account based on the participant's current investment election.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions, and any rollover contributions and related earnings at any time, and all or a portion of participant pretax contributions, employer contributions and related earnings upon attainment of age 59 ½. Participants who have not reached age 59 ½ but who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant contribution rate for the next six months. On termination of employment, a participant with a vested balance less than $1 thousand will receive a lump-sum distribution unless the participant elects to defer distribution. If the vested balance is in excess of $1 thousand, a partial or lump-sum distribution can be requested at any time. If no distribution is requested the terminated participant will receive annual statutory distributions starting in the year in which the participant reaches the age of 70 ½, or the year of termination if later. The participant may elect to defer this initial payment until April 1 of the following year. Any excess over the annual statutory distributions may be deferred until the participant's death.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020

Participants who have investments in the Raytheon Technologies Stock Fund, which is primarily comprised of RTC common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. The Raytheon Technologies Stock Fund earned dividends of $40.8 million in 2021.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts ("FBRICs") are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.
Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2021 or 2020. Participant loans that are classified as delinquent during the period are treated as distributions in that period based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, FWS.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Effective January 7, 2022, the Plan's investments held in the Trust were transferred to the United Technologies Corporation Master Trust ("Master Trust"), for which State Street Bank and Trust is the custodian and trustee. To facilitate the transfer, the Plan instituted a blackout period from January 3, 2022 to January 18, 2022, during which time, Plan participants were restricted from changing investment elections and completing other Plan transactions. Upon completion of the transfer on January 19, 2022, the investment options of the Master Trust became the new investment options available to Plan participants; however, all

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020
assets in the self-directed brokerage account transferred in-kind to a new self-directed brokerage account at State Street Bank and Trust and all investments in the Raytheon Technologies Stock Fund transitioned to the Raytheon Technologies Stock Fund in the Master Trust. Simultaneously with the asset transfer, Alight Solutions was made the Plan's recordkeeper.

Accounting Standards
New pronouncements issued but not effective until after December 31, 2021 are not expected to have a material impact on the Plan's financial statements or disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.
Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value ("NAV") per share, or its equivalent, practical expedient have not been classified in the fair value hierarchy.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.

Investments in registered investment companies and futures contracts are valued at the closing net asset value reported on the last business day of each period presented. Investments in securities traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value of the CCT. The NAV, as provided by the CCT's trustee or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. The CCT's invest in a mix of highly liquid equities and bonds, with the objective to approximate the risk and return characteristics of various indices. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the CCT's trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The short-term investment funds represent investments held by the Plan in commingled institutional funds which are valued at the published NAV per unit as of the valuation date. The short-term investment funds transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020
The following tables set forth the investment assets and liabilities of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets (Liabilities) as of 12/31/2021
(thousands of dollars)	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)
Registered investment companies	$4,780,049	$4,780,049	$—	$—	$—
Self-directed brokerage account	686,391	686,391	—	—	—
Separate accounts:(2)
Short-term investment fund	778,279	—	—	—	778,279
Unrealized depreciation on futures contracts	(1,491)	(1,491)	—	—	—
Employer common stock	1,505,085	1,505,085	—	—	—
Common collective trusts	11,761,683	—	—	—	11,761,683
Total investments at fair value	$19,509,997	$6,970,035	$—	$—	$12,539,962

	Fair Value of Investment Assets as of 12/31/2020
(thousands of dollars)	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)
Registered investment companies	$5,922,616	$5,922,616	$—	$—	$—
Self-directed brokerage account	883,078	883,078	—	—	—
Employer common stock	1,540,301	1,540,301	—	—	—
Common collective trusts	12,053,127	—	—	—	12,053,127
Total investments at fair value	$20,399,122	$8,345,995	$—	$—	$12,053,127
(1)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
(2)    As of December 31, 2021, the Plan held investments in a separate account in order to facilitate the asset transfer described in Note 1.
NOTE 4 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS ("FBRICs")

For the plan years ended December 31, 2021 and 2020, the Plan included the Fixed Income Fund, which held FBRICs. The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the "crediting rate." The FBRICs use the crediting rate formula to convert market value changes in the FBRICs' assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs' assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020
duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs issuers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.Any substantive modification of the Plan or the administration of the Plan that is not consented to by the FBRIC issuer.
4.Complete or partial termination of the Plan.
5.Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.
7.Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.Any material early retirement program, group termination, group layoff, facility closing or similar program.
9.Any transfer of assets from the Fixed Income Fund directly to a competing option that would limit the ability of the fund to transact at no less than contract value.
10.Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

As part of the asset transfer discussed in Note 1, the Fixed Income Fund's wrapped assets were also transferred to the Master Trust at their market value which was above contract value.

A FBRIC issuer may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC issuer may also terminate a FBRIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated, as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC issuer would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it: breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC issuers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC issuer, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020
FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC issuer and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC issuer. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC issuer (other than a default occurring because of a decline in its rating), the FBRIC issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC issuer, the FBRIC issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant-initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC issuer may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC issuer sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC issuer with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

NOTE 5 - CERTAIN TRANSACTIONS INVOLVING RELATED PARTIES AND PARTIES-IN-INTEREST

The Trustee and the record keeper of the Plan are parties-in-interest with respect to the Plan. Certain Plan transactions involve the Trustee, the record keeper or other affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee. The Plan also pays fees to the Trustee and the record keeper. In addition, the Plan has an agreement with the record keeper whereby certain credits are paid to the Trust by the record keeper and are held in Trust accounts until they are used to pay administrative expenses of the Plan or are allocated to the accounts of participants. For the year ended December 31, 2021, credits earned by the Trust were de minimis.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of Raytheon Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor is a related party and party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of RTC common stock. Purchases amounted to $24.3 million and sales amounted to $363.5 million for the year ended December 31, 2021. Dividend income from shares of RTC common stock amounted to $40.1 million for the year ended December 31, 2021.

The Plan also incurs certain administrative expenses paid to parties-in-interest.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts in their account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 7 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2021 or 2020. The Plan is subject to examinations by taxing jurisdictions. The Company believes the Plan is no longer subject to federal tax examination for years prior to 2018.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment managers and FBRIC Providers have credit policies in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Investment Contracts
7-Eleven Inc	0.8% 02/10/2024 144A	$286,000	$282,734
7-Eleven Inc	0.95% 02/10/2026 144A	357,000	345,693
7-Eleven Inc	1.3% 02/10/2028 144A	446,000	424,770
Abbvie Inc	3.6% 5/14/25	1,635,000	1,738,697
Abbvie Inc	3.2% 11/21/29	5,835,000	6,238,738
Abbvie Inc	3.45% 03/15/22	2,295,000	2,297,099
Abbvie Inc	3.25% 10/01/22	700,000	709,441
Abbvie Inc	2.3% 11/21/22	1,100,000	1,115,360
ABN Amro Bank NV	4.75% 07/28/2025 144A	1,365,000	1,486,276
ABN Amro Bank NV	1.542%/VAR 06/16/2027 144A	986,000	966,490
AEP Texas Inc.	3.95% 6/1/28	930,000	1,018,356
AerCap Ireland	4.125% 7/3/23	312,000	324,048
AerCap Ireland	4.875% 1/16/24	264,000	280,753
AerCap Ireland	1.65% 10/29/2024	722,000	720,690
AerCap Ireland	2.45% 10/29/2026	245,000	247,009
AerCap Ireland	1.75% 10/29/2024	500,000	498,782
AIB Group	4.263%/VAR 4/10/25 144A	1,725,000	1,816,457
AIG Global Funding	0.8% 07/07/23 144A	331,000	330,426
AIG Global Funding	0.9% 09/22/25 144A	1,000,000	970,492
Air Lease Corp	3% 09/15/23	413,000	423,854
Air Lease Corp	4.25% 2/1/24	987,000	1,039,865
Air Lease Corp	2.5% 02/01/25	810,000	821,129
Air Lease Corp	2.875% 01/15/2026	1,535,000	1,583,260
Air Lease Corp	3.5% 01/15/2022	500,000	500,440
Air Lease Corp	0.7% 02/15/2024	438,000	431,053
Air Lease Corp	0.8% 08/18/2024	513,000	502,511
Air Lease Corp	2.625% 07/01/22	600,000	604,817
Altria Group Inc	3.4% 05/06/30	445,000	460,413
Altria Group Inc	2.35% 05/06/25	170,000	173,991
Ameren Corp	2.5% 9/15/24	480,000	492,855
American Express Co	3.7% 08/03/23	1,020,000	1,063,497
American Express Credit Account Master	0.9% 11/15/2026	1,369,000	1,358,155
American International Group	4.125% 2/24	600,000	637,077
American Tower	2.4% 03/15/25	520,000	533,944
Ameriprise Financial Inc	3% 04/02/25	1,060,000	1,106,533
AmerisourceBergen Corp	0.737% 03/15/2023	670,000	668,247
Amphenol Corp	3.2% 4/1/24	145,000	150,736
Apple Inc	1.65% 05/11/30	4,020,000	3,912,207
Arch Capital Finance	4.011% 12/15/26	375,000	411,456
Astrazeneca Finance LLC	0.7% 05/28/2024	921,000	913,666
AT&T Inc	3% 6/30/22	580,000	584,420
AT&T Inc	4.35% 3/1/29	5,370,000	6,031,993
AT&T Inc	2.3% 06/01/27	405,000	412,028

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
AT&T Inc	1.65% 02/01/28	1,081,000	1,058,111
AT&T Inc	0.9% 03/25/2024	1,000,000	995,482
Athene Global Funding	2.5% 01/14/25 144A	1,080,000	1,107,932
Athene Global Funding	1.45% 01/08/2026 144A	910,000	893,814
Athene Global Funding	1% 04/16/2024 144A	1,000,000	991,433
Athene Global Funding	1.73% 10/02/2026 144A	1,124,000	1,103,190
Atlantic City Electric Co	2.3% 03/15/2031	1,380,000	1,385,917
Ausgrid Finance	3.85% 5/1/23 144A	859,000	882,207
Australia & New Zealand Banking Group LTD	2.95%/VAR 07/22/2030 144A	1,485,000	1,521,917
Autozone, Inc.	3.625% 04/15/25	1,055,000	1,125,012
Autozone, Inc.	3.125% 7/15/23	577,000	593,194
Avangrid Inc	3.2% 04/15/25	1,530,000	1,607,884
Aviation Capital Group LLC	4.375% 01/30/2024 144A	1,360,000	1,426,054
Avolon Holdings	3.95% 7/1/24 144A	1,105,000	1,157,818
Avolon Holdings	2.875% 02/15/25 144A	1,080,000	1,103,230
Avolon Holdings	4.25% 04/15/26 144A	880,000	932,531
AXA Equitable Holdings, Inc	3.9% 4/20/23	50,000	51,740
BAE Systems Plc	3.4% 04/15/30 144A	320,000	341,555
Banco Bilbao Vizcaya Argentaria	1.125% 09/18/25	1,400,000	1,371,225
Banco Santander, S.A.	3ML+112 04/23	400,000	404,128
Banco Santander, S.A.	2.746% 05/28/25	1,400,000	1,447,026
Banco Santander, S.A.	1.849% 03/25/2026	600,000	597,248
Banco Santander, S.A.	1.722%/VAR 09/14/2027	1,600,000	1,570,885
Banco Santander, S.A.	5.179% 11/19/2025	1,200,000	1,335,758
Bank 2018-BN11 A2	3.784% 03/61	4,200,000	4,565,917
Bank 2020-BN25 A3	2.391% 01/15/2063	1,000,000	1,020,741
Bank of America Corp	4% 01/22/25	1,225,000	1,308,285
Bank of America Corp	3.95% 4/21/25	1,120,000	1,197,169
Bank of America Corp	4.45% 3/03/26	1,815,000	1,998,238
Bank of America Corp	3.824%/VAR 1/20/28	2,740,000	2,967,080
Bank of America Corp	3.593%/VAR 07/28	1,560,000	1,678,996
Bank of America Corp	3.004%/VAR 12/20/23	1,618,000	1,651,443
Bank of America Corp	3.55%/VAR 3/24	750,000	772,292
Bank of America Corp	2.015%/VAR 02/13/26	3,600,000	3,646,332
Bank of America Corp	1.97% VAR 10/24/26	6,308,000	6,182,106
Bank of America Corp	2.687%/VAR 04/22/2032	745,000	756,046
Bank of America Corp	2.299%/VAR 07/21/2032	2,555,000	2,512,094
Bank of America Corp	2.881%/VAR 4/24/23	1,050,000	1,056,809
Bank of America Corp	1.734%/VAR 07/22/2027	2,061,000	2,045,990
Bank of America Corp	3.864% 07/23/2024	2,000,000	2,083,717
Bank of America Corp	2.456%/VAR 10/22/25	1,100,000	1,129,770
Bank of America Corp	1.319%/VAR 06/19/26	1,000,000	989,379
Bank of America Corp	0.976%/VAR 04/22/2025	1,000,000	991,983

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Bank of America Credit Card Trust	0.34% 05/15/26	1,508,000	1,488,117
Bank of America Credit Card Trust	0.44% 09/15/2026	1,324,000	1,304,777
Bank of Montreal	1.85% 05/01/25	1,100,000	1,116,243
Bank of Nova Scotia	3.4% 2/11/24	1,000,000	1,049,213
Bank of the West Auto Trust	2.43% 4/15/24	204,381	205,621
Bank of Tokyo-Mitsubishi	3.75% 3/10/24 144A	1,290,000	1,359,926
Barclays plc	4.337% 01/10/28	2,045,000	2,232,679
Barclays plc	4.972/VAR 5/16/29	745,000	849,762
Barclays plc	2.852%/VAR 05/07/26	2,619,000	2,701,123
Barclays plc	4.61%/VAR 2/15/23	1,570,000	1,576,715
Barclays plc	3ML+161/VAR 5/7/25	2,000,000	2,103,308
Barclays plc	4.338/VAR 05/16/2024	2,650,000	2,758,585
Barclays plc	1.007%/VAR 12/10/24	677,000	672,061
BAT International Finance	1.668% 03/25/26	1,600,000	1,570,639
Bay Area Toll Authority	2.574% 4/1/31	1,495,000	1,540,242
Bayer US Finance	4.25% 12/15/25 144A	850,000	919,350
BBCMS 2020-C8 A3	1.617% 10/15/53	4,300,000	4,210,507
Benchmark 2018-B2 Mortgage Trust A2	3.6623% 02/51	856,000	872,683
Benchmark 2018-B2 Mortgage Trust A3	3.5439% 02/51	5,000,000	5,253,020
Benchmark 2018-B7 Mortgage Trust A2	4.377% 05/53	513,000	534,498
Benchmark 2018-B8 Mortgage Trust A2	4.149% 1/15/52	471,037	489,372
Benchmark 2019-B9 Mortgage Trust	2.667% 12/15/72	4,400,000	4,560,953
Benchmark 2021-B27 Mortgage Trust A3	1.792% 07/15/2054	5,000,000	4,940,264
Berkshire Hathaway Energy	2.8% 1/15/23	886,000	902,269
Berkshire Hathaway Energy	4.05% 04/15/2025	1,000,000	1,081,919
Berry Global Inc	1.57% 01/15/2026	3,650,000	3,571,598
BMARK 2020-B20 A3	1.9454% 10/15/53	2,500,000	2,481,248
BNP Paribas	1.323%/VAR 01/13/2027 144A	3,804,000	3,701,522
BNP Paribas	2.819%/VAR 11/19/25 144A	1,085,000	1,116,620
BNP Paribas	2.219%/VAR 06/09/26 144A	1,120,000	1,130,418
Boeing Co	5.15% 05/01/30	4,695,000	5,470,149
Boeing Co	2.196% 02/04/2026	2,125,000	2,124,494
BP Capital Markets America	3.79% 2/24	1,520,000	1,600,074
BP Capital Markets America	3.194% 04/06/25	4,825,000	5,088,717
BPCE SA	4.5% 03/15/2025 144A	1,330,000	1,433,142
BPCE SA	2.375% 01/14/2025 144A	985,000	1,002,107
BPCE SA	1.652%/VAR 10/06/26 144A	875,000	863,304
Braemar Hotels & Resorts Trust Series	1ML+06/15/35	1,440,000	1,438,356
Bristol Meyers Squibb	3.4% 07/26/29	1,800,000	1,971,007
Bristol Meyers Squibb	2.9% 07/26/24	1,000,000	1,046,430
British American Tobacco	2.789% 9/6/24	1,090,000	1,122,967
British American Tobacco	4.7% 04/02/27	545,000	599,526
British American Tobacco	3.222% 08/15/24	500,000	519,672
Broadcom Inc	4.11% 09/15/28	1,795,000	1,967,859

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Broadcom Inc	3.419% 04/15/2033 144A	3,366,000	3,528,584
Broadcom Inc	3.137% 11/15/2035 144A	907,000	912,404
BX 2020-BXLP A	1ML+82.15 12/15/29 144A	1,007,059	1,006,454
BX 2021-BXMF	1ML+64 10/15/2026 144A	473,000	468,957
BX 2021-SOAR A	0.8% 06/15/2023 144A	674,363	670,578
California State	2.40% 10/1/25	720,000	752,529
Campbell Soup Company	3.65% 3/15/23	319,000	328,842
Canadian Natural Resources	2.95% 1/15/23	3,020,000	3,077,506
Canadian Natural Resources	2.05% 07/15/25	562,000	567,372
Canadian Pacific Railway Co	1.75% 12/02/2026	239,000	239,862
Capital One Bank	2.65% 08/08/22	520,000	525,928
Capital One Bank	2.28%/VAR 01/28/26	1,100,000	1,120,194
Capital One Financial	3.9% 1/29/24	835,000	878,694
Capital One Financial	1.878%/VAR 11/02/2027	1,150,000	1,144,121
CarMax	3.13% 6/15/23	121,269	121,614
CarMax	2.68% 3/15/24	571,012	576,383
CarMax	3.36% 09/23	125,874	126,763
CarMax	0.5% 08/15/25	767,000	762,866
Carrier Global Corp	2.242% 02/15/25	601,000	615,412
CDP Financial Inc	3.15% 7/24 144A	620,000	653,187
Celanese US Holdings	3.5% 5/8/24	685,000	715,459
Celanese US Holdings	1.4% 08/05/2026	410,000	400,038
Celulosa Arauco Constitucion	4.5% 08/01/2024	207,000	219,524
Cenovus Energy Inc	2.65% 01/15/2032	215,000	210,350
Centerpoint Energy Inc	1.45% 06/01/2026	1,045,000	1,025,181
CFCRE 2016-C3 Mortgage Trust A3	3.597% 01/10/2048	1,460,498	1,545,400
CFCRE 2016-C4 Mortgage Trust A3	3.014% 05/58	2,500,000	2,608,566
CGI Inc	1.45% 09/14/2026 144A	1,365,000	1,334,774
Charter Communications Operating	4.908% 7/23/25	885,000	974,481
Charter Communications Operating	4.464% 7/23/22	3,445,000	3,495,849
Charter Communications Operating	2.3% 02/01/32	2,900,000	2,752,774
Chevron Phillips Chemical	3.3% 5/23 144A	480,000	494,297
Chevron USA Inc	3.9% 11/15/2024	1,500,000	1,605,320
Cigna Corp	4.375% 10/15/28	3,545,000	4,028,895
Cigna Corp	3.75% 7/15/23	135,000	140,388
Cigna Corp	0.613% 03/15/2024	296,000	293,533
Citibank N.A.	3.65% 1/23/24	1,000,000	1,051,877
Citigroup Commercial Mortgage Trust	4.149% 1/10/36	7,545,000	7,910,579
Citigroup Commercial Mortgage Trust	3.024% 9/45	390,550	392,754
Citigroup Commercial Mortgage Trust	3.093% 04/46	111,000	113,225
Citigroup Commercial Mortgage Trust	4.131% 11/46	383,000	400,994
Citigroup Commercial Mortgage Trust	3.477% 5/10/47	145,674	149,788
Citigroup Commercial Mortgage Trust	3.356% 7/47	425,329	438,616
Citigroup Commercial Mortgage Trust	3.368% 02/49	373,366	387,249

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Citigroup Commercial Mortgage Trust	3.212% 4/50	201,223	201,613
Citigroup Inc	4.4% 6/10/25	1,080,000	1,176,150
Citigroup Inc	4.45% 9/29/27	965,000	1,075,994
Citigroup Inc	3.7% 1/12/26	4,390,000	4,746,796
Citigroup Inc	2.7% 10/27/2022	750,000	761,802
Citigroup Inc	3.106%/VAR 04/08/26	4,810,000	5,042,453
Citigroup Inc	2.561%/VAR 05/01/2032	970,000	975,030
Citigroup Inc	2.976%/VAR 11/5/30	2,230,000	2,315,755
Citigroup Inc	2.876%/VAR 07/24/23	2,439,000	2,468,283
Citigroup Inc	3.142%/VAR 1/24/23	1,780,000	1,782,251
Citigroup Inc	0.776%/VAR 10/30/24	1,140,000	1,133,207
Citigroup Inc	0.981%/VAR 05/01/2025	651,000	645,866
Citigroup Inc	1.122%/VAR 01/28/2027	500,000	486,993
Citizens Bank	3.25% 2/14/22	2,005,000	2,006,636
Citizens Bank	2.25% 04/28/25	2,459,000	2,516,315
Citrix Systems Inc	1.25% 03/01/2026	945,000	920,316
CNH Equipment Trust	3.12% 07/17/2023	33,760	33,793
CNO Global Funding	1.75% 10/07/2026 144A	660,000	652,013
Comcast Corporation	3.375% 08/15/25	565,000	603,878
Comcast Corporation	3.7% 04/15/2024	1,000,000	1,062,414
Comcast Corporation	3.95% 10/15/25	476,000	519,664
COMM 14-UBS6 ASB	3.387% 12/47	115,634	118,975
COMM 15-CCRE24 A4	3.432% 8/55	4,017,467	4,156,468
COMM 15-CR23 ASB	3.257% 05/48	225,195	231,999
COMM 15-CR26 ASB	3.373% 10/48	370,533	383,456
COMM 2012-CR3 ASB	2.372% 11/45	59,940	60,105
COMM 2012-LC4 A4	3.288% 12/44	106,597	106,542
COMM 2013-300P	4.353% 8/10/30	2,620,000	2,716,157
COMM 2013-CR7 A4	3.213% 03/46	421,465	428,831
COMM 2013-CR7 ASB	2.739% 03/46	704,128	710,995
COMM 2014-UBS4 A4	3.42% 08/10/2047	1,250,000	1,287,713
COMM 2015-CR22 A2	2.856% 3/48	61,924	61,943
COMM 2015-CR22 ASB	3.144% 3/48	204,067	209,717
COMM 2015-CR23 A2	2.852% 05/48	159,769	159,712
COMM 2015-CR25 A3	3.505% 8/48	3,129,796	3,244,559
COMM 2015-DC1 A4	3.078% 2/48	3,000,000	3,055,084
Commonwealth Edison	2.95% 08/15/27	1,040,000	1,096,360
Conagra Brands Inc	0.5% 08/11/2023	794,000	787,164
ConocoPhillips Inc	3.75% 10/01/2027 144A	660,000	723,487
Continental Resources Inc Okla	2.268% 11/15/2026 144A	415,000	411,888
Cooperative RaboBank UA	1.339%/VAR 06/24/26 144A	1,180,000	1,163,041
Corporacion Andina De Formento	2.75% 1/23	400,000	407,292
Corporate Office Properties LP	2.75% 04/15/2031	1,450,000	1,441,692
Cox Communications Inc	3.5% 8/15/27 144A	4,000,000	4,296,766

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Credit Agricole S.A.	4.375% 03/17/2025 144A	1,380,000	1,481,871
Credit Agricole S.A.	1.907%/VAR 06/16/26 144A	840,000	841,614
Credit Agricole S.A.	1.247%/VAR 01/26/2027 144A	510,000	496,260
Credit Suisse	2.193%/VAR 06/05/26 144A	795,000	799,443
Credit Suisse	3.625% 09/09/24	1,000,000	1,060,352
Credit Suisse	2.593%/VAR 9/11/25 144A	801,000	817,944
Credit Suisse	1.305%/VAR 02/02/2027 144A	500,000	483,081
Credit Suisse	0.52% 08/09/2023	1,000,000	992,893
Credit Suisse Mortgage Capital	1ML+98.535 5/15/36 144A	2,690,000	2,689,189
Crown Castle Intl Corp	1.05% 07/15/2026	1,245,000	1,202,313
CSAIL 2015-C2 A-SB Commercial Mortgage Trust	3.2241% 6/57	228,800	235,190
CSAIL 2016-C7 A3	3.502% 11/15/2049	1,250,000	1,337,251
CSAIL 2017-CX9 A2 Commercial Mortgage Trust	3.0538% 9/15/50	641,000	647,187
CSAIL 2018-CX11 A-SB Commercial Mortgage Trust	4.0339% 4/51	2,400,000	2,575,683
CSAIL 2019-C15 Commercial Mortgage Trust	3.4505% 3/15/52	557,278	573,197
CVS Health Corporation	3.875% 7/20/25	2,000,000	2,149,376
CVS Health Corporation	5% 12/1/24	2,045,000	2,236,195
Daimler Financial	0.75% 03/01/2024 144A	1,283,000	1,271,040
Daimler Financial	1.45% 03/02/2026 144A	852,000	843,478
DBGS BIOD Mortgage Trust	1ML+80.3 05/35	1,647,447	1,646,924
Dell Equipment Finance Trust	0.43% 05/22/2026	488,000	485,101
Dell Equipment Finance Trust	0.57% 10/23/23	590,000	589,462
Dell Intl LLC / EMC Corp	5.45% 06/15/2023	250,000	263,723
Deutsche Bank Ag	2.129%/VAR 11/24/26	3,157,000	3,151,819
Deutsche Bank Ag	1.447%/VAR 04/01/2025	2,073,000	2,060,132
Deutsche Bank Ag	2.222%/VAR 09/18/2024	656,000	664,438
Deutsche Bank Ag	0.898% 05/28/2024	356,000	352,891
Discover Bank	3.45% 7/27/26	250,000	264,445
Discover Bank	3.35% 2/06/23	500,000	511,960
Discover Card Execution Note Trust	1ML+60 12/26	1,660,000	1,677,260
Discover Card Execution Note Trust	0.58% 09/15/2026	1,401,000	1,379,219
Discover Financial	3.75% 3/04/25	1,190,000	1,258,946
DNB Bank ASA	1.535%/VAR 05/25/2027 144A	571,000	562,887
DNB Bank ASA	1.605%/VAR 03/30/2028 144A	1,111,000	1,084,095
Dominion Energy Inc	3.3% 03/15/25	980,000	1,025,176
Dominion Resources Inc	2.5% 11/15/24	188,000	193,581
DowDuPont Inc.	4.205% 11/15/23	1,030,000	1,089,195
DTE Energy	2.25% 11/1/22	1,000,000	1,013,190
Duke Energy	3.95% 11/15/28	1,075,000	1,199,754
Duke Energy	3.05% 3/15/23	675,000	691,519
Enbridge Inc	2.9% 07/15/22	1,100,000	1,110,860

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Enel Finance Intl NV	1.375% 07/12/2026 144A	1,335,000	1,300,049
Energy Transfer Operating, LP	4.2% 04/15/27	880,000	954,856
Energy Transfer Operating, LP	4.95% 06/15/28	570,000	641,193
Energy Transfer Operating, LP	5.5% 6/1/27	500,000	570,324
Energy Transfer Operating, LP	3.75% 05/15/30	1,165,000	1,234,499
Enterprise Products	3.9% 2/15/24	2,035,000	2,136,706
Equinix Inc	1.45% 05/15/2026	1,160,000	1,136,978
Equinor ASA	1.75% 01/22/26	187,000	188,132
Equitable Financial Life	0.5% 11/17/23 144A	1,250,000	1,237,816
ERAC USA Finance	3.3% 10/22 144A	745,000	760,461
ERAC USA Finance	3.8% 11/01/25 144A	225,000	241,931
ERAC USA Finance	2.7% 11/1/23 144A	3,500,000	3,588,601
Evergy Inc	2.45% 9/15/24	810,000	830,726
Eversource Energy	1.65% 08/15/30	1,345,000	1,257,527
Exelon Corporation	4.25% 6/15/22	1,290,000	1,299,169
Exelon Corporation	3.25% 06/01/25	935,000	979,620
Exelon Corporation	VAR 6/1/22	376,000	379,475
Experian Finance plc	2.75% 3/8/30 144A	1,795,000	1,834,412
Export Development Canada	2.5% 01/24/23	975,000	995,360
Fannie Mae	2.375% 01/19/23	305,000	311,245
Fannie Mae	2.5% 2/5/24	270,000	279,561
Fannie Mae	0.875% 08/05/30	2,200,000	2,073,146
Fannie Mae	0.375% 08/25/25	2,000,000	1,945,328
Fannie Mae	0.75% 10/08/27	1,250,000	1,205,915
Fannie Mae	G93-3 K 7% 2/23	1,324	1,353
Fannie Mae	6.625% 11/15/30	1,935,000	2,732,633
Fannie Mae	2001-7 PF 7% 3/31	1,409	1,570
Fannie Mae	2013-72 KE 3.5% 2/43	410,702	427,691
Fannie Mae	2018-M8 A1 VAR 09/27	2,787,339	2,977,462
Fannie Mae	2018-M14 A1 3.5778% 8/25/28	53,936	54,086
Fannie Mae	2018-M13 A1 VAR 03/30	678,387	727,834
Fannie Mae	2.079% 8/25/29	2,536,763	2,593,922
Fannie Mae	2% 2/25/31	1,429,755	1,448,106
Fannie Mae	2.142% 11/25/29	4,564,313	4,695,972
Fannie Mae	15YR 5.50% 9/23 #AL0229	4,232	4,301
Fannie Mae	2001-44 PD 7% 9/31	2,944	3,345
Fannie Mae	2003-W4 2A 6.5% 10/42	5,410	5,795
Fannie Mae	7.50% 11/37 #888892	43,302	52,379
Fannie Mae	15YR 6.50% 1/23 #889111	4,226	4,292
Fannie Mae	15YR 6.00% 2/23 #889634	7,602	7,724
Fannie Mae	7.50% 11/38 #995504	37,448	45,040
Fannie Mae	1992-205 Z 7% 11/22	4,531	4,606
Fannie Mae	1994-40 Z 6.5% 3/24	23,970	25,192
Fannie Mae	1997-46 PL 6% 7/27	60,717	64,971

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Fannie Mae	3.5% 4/25/42	2,279,309	2,375,353
Fannie Mae	2013-18 Md 1.75% 2/33	640,129	645,746
Fannie Mae	3% 5/25/42	1,617,097	1,653,403
Fannie Mae	2.25% 06/25/42	1,555,460	1,581,278
Fannie Mae	2013-73 Tk 3.5% 9/42	388,289	405,128
Fannie Mae	2013-130 Cg 4% 6/43	289,197	300,772
Fannie Mae	3% 10/25/40	348,130	352,355
Fannie Mae	3.0% 01/25/42	750,323	766,577
Fannie Mae	3% 01/25/45	1,116,159	1,163,855
Fannie Mae	3% 7/25/40	154,898	154,979
Fannie Mae	3% 12/25/26	526,268	539,086
Fannie Mae	3% 03/25/46	1,474,364	1,538,600
Fannie Mae	2016-42 DA 3% 07/45	1,482,803	1,530,547
Fannie Mae	2011-123 Jg 2.5% 3/41	793,177	810,577
Fannie Mae	1.75% 02/25/42	972,941	979,068
Fannie Mae	2017-96 KA 3% 01/55	2,272,577	2,352,121
Fannie Mae	3.5% 1/25/47	975,195	1,009,174
Fannie Mae	20YR 6.00% 11/22 #254544	1,162	1,179
Fannie Mae	20YR 6.00% 10/27 #256928	39,199	42,610
Fannie Mae	20YR 6.00% 1/28 #257048	36,314	39,496
Fannie Mae	6.00% 2/28 #257076	36,141	39,309
Fannie Mae	4.0% 11/01/41 #AJ5301	651,416	705,204
Fannie Mae	3.5% 09/32 #AL2490	3,258,535	3,515,231
Fannie Mae	2.5% 07/01/28 #AL3922	925,383	949,692
Fannie Mae	4.0% 01/01/35 #AL6238	306,557	332,701
Fannie Mae	4% 02/01/2034 #AL9930	1,259,899	1,360,651
Fannie Mae	15Yr 3.5% 12/29#As4198	273,153	288,213
Fannie Mae	30Yr 3% 03/01/33 #AR8632	332,321	349,033
Fannie Mae	15Yr 3.5% 3/29#Av9229	207,718	219,106
Fannie Mae	20Yr 3.5% 05/01/35 #AY9087	633,097	678,815
Fannie Mae	5% 07/25/37	1,033,666	1,138,067
Fannie Mae	2009-10 AB 5% 3/24	1,295	1,327
Fannie Mae	2% 09/25	932,594	943,944
Fannie Mae	2010-68 Hj 4.5% 6/40	950,589	1,011,455
Fannie Mae	2010-104 Pg 2.5% 11/39	795,867	812,093
Fannie Mae	2.5% 08/46 #BF0408	652,297	671,330
Fannie Mae	4% 02/01/2050 #CA5175	1,488,504	1,589,629
Fannie Mae	30Yr 4.5% 10/45 #FM1677	1,348,490	1,478,564
Fannie Mae	15YR 6.00% 6/22 #944357	3,347	3,375
Fannie Mae	20Yr 3.0% 09/01/32 #AB6263	680,235	714,231
Fannie Mae	5.00% 7/30 #MA0472	2,700,695	2,944,653
Fannie Mae	20Yr 3.5% 06/01/32 #MA1084	449,056	477,975
Fannie Mae	3.5% 11/1/33 #MA1652	2,562,491	2,732,323
Fannie Mae	20Yr 4.0% 12/33/ #MA1689	1,063,908	1,148,987

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Fannie Mae	3% 12/01/2036 #MA2832	1,231,519	1,292,296
Fannie Mae	30Yr 4% 11/01/40 #AE8218	562,232	608,861
Fannie Mae	2012-149 DA 1.75% 01/43	47,038	47,247
Fannie Mae	2013-16 GP 3% 3/33	200,661	206,857
Fannie Mae	1.85% 05/25/33	400,725	404,577
Fannie Mae	2014-83 P 3% 6/43	278,207	289,179
Fannie Mae	2015-28 P 2.5% 5/45	569,134	584,824
Fannie Mae	2015-28 Je 3% 5/45	466,305	486,243
Fannie Mae	2015-42 Le 3% 6/45	394,081	409,103
Fannie Mae	2015-54 GA 2.5% 07/45	45,357	46,565
Fannie Mae	2016-19 Ah 3% 4/46	273,254	285,264
Fannie Mae	2016-26 Cg 3% 5/46	855,833	892,481
Fannie Mae	2016-27 Hk 3% 1/41	455,050	475,296
Fannie Mae	2016-27 Kg 3% 1/40	180,108	187,955
Fannie Mae	2016-37 Bk 3% 6/46	914,358	953,197
Fannie Mae	2016-34 Gh 3% 6/46	816,585	851,781
Fannie Mae	2016-105 Pa 3.5% 4/45	287,465	296,935
Fannie Mae	2016-100 P 3.5% 11/44	479,197	497,098
Fannie Mae	2017-11 HA 3.5% 12/45	575,638	600,109
Fannie Mae	2017-20 AP 3.5% 03/45	703,889	732,149
Fannie Mae	2017-74 PA 3.5% 11/45	492,792	509,792
Fannie Mae	2% 06/25/35	1,076,901	1,089,294
Fannie Mae	2017-97 P 3% 01/47	521,944	544,335
Fannie Mae	2018-3 LP 3% 02/47	1,020,165	1,043,038
Fannie Mae	2018-16 NB 3.25% 12/44	173,993	176,444
Fannie Mae	2018-11 LA 3.5% 7/45	422,019	436,227
Fannie Mae	3.5% 2/25/46	521,469	537,556
Fannie Mae	3.5% 10/25/44	538,935	560,080
Fannie Mae	4% 3/25	276,001	288,715
Fannie Mae	4% 11/25/48	346,818	361,908
Fannie Mae	3% 3/25/48	1,455,752	1,498,806
Fannie Mae	3% 7/25	770,313	800,555
Fannie Mae	2.5% 10/25/39	419,183	430,286
Fannie Mae	5.50% 11/34 #310105	149,751	168,229
Fannie Mae	20YR 2.5% 01/33#AL2974	122,297	126,592
Fannie Mae	20YR 2.5% 01/33#AL2975	143,678	148,364
Fannie Mae	20YR 2.5% 01/33#AL2976	74,697	77,017
Fannie Mae	20YR 2.5% 01/33#AL2982	98,203	101,897
Fannie Mae	15Yr 3.5% 10/29#Al5851	68,152	71,888
Fannie Mae	15Yr 3.5% 9/29#Al5878	183,037	193,071
Fannie Mae	15Yr 4.5% 11/25#Al8242	54,078	55,890
Fannie Mae	2.5% 10/1/31 #AS8010	360,340	374,219
Fannie Mae	6.50% 7/32 #545759	8,394	9,673
Fannie Mae	6.50% 7/32 #545762	4,078	4,696

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Fannie Mae	6.00% 4/25 #660719	17,653	18,346
Fannie Mae	2011-26 PA 4.5% 04/41	155,595	167,032
Fannie Mae	3% 02/01/2033 #BM5108	1,822,978	1,911,834
Fannie Mae	3% 12/1/32 #BM5109	1,797,980	1,886,179
Fannie Mae	3% 9/1/32 #BM5110	899,753	943,609
Fannie Mae	3.5% 02/01/35 #FM1045	767,249	814,824
Fannie Mae	4.5% 6/1/39 #FM1045	48,259	52,401
Fannie Mae	4.5% 8/1/39 #FM1353	121,494	132,264
Fannie Mae	3% 6/1/33	519,283	544,270
Fannie Mae	4.5% 9/1/49 #FM1534	749,610	816,001
Fannie Mae	3.5% 9/1/34 #FM1577	624,136	662,642
Fannie Mae	3.5% 09/01/34 #FM1578	267,786	284,056
Fannie Mae	3.5% 10/01/34 #FM1579	170,523	180,190
Fannie Mae	4.5% #FM1774	91,532	99,389
Fannie Mae	4% 03/01/34 #FM2867	1,972,547	2,125,716
Fannie Mae	3% 03/01/50 #FM2870	1,927,235	2,025,961
Fannie Mae	4% 02/01/34 #FM3001	946,966	1,013,396
Fannie Mae	3% 12/01/40 #FM4710	895,819	942,829
Fannie Mae	3% 12/01/40 #FM4711	1,063,395	1,115,875
Fannie Mae	6.50% 11/22 #735137	164	166
Fannie Mae	6.50% 12/32 #735415	4,309	4,962
Fannie Mae	6.50% 7/35 #745092	4,654	5,401
Fannie Mae	6.50% 8/36 #888034	6,097	7,000
Fannie Mae	6.50% 8/36 #888544	22,370	25,854
Fannie Mae	5.50% 2/37 #904918	8,258	9,295
Fannie Mae	15YR 6.00% 1/24 #995425	11,111	11,432
Fannie Mae	15YR 6.50% 2/24 #995658	6,881	7,149
Fannie Mae	8.00% 11/37 #995783	8,680	10,082
Fannie Mae	3.00% 11/32 #MA1237	1,293,878	1,360,159
Fannie Mae	3% 07/01/36 #MA2672	1,466,497	1,538,870
Fannie Mae	4% 4/1/38 #MA3337	608,556	652,087
Fannie Mae	10YR 6.50% 12/37 #AD0070	20,232	23,088
Fannie Mae	6.50% 9/28 #AD0329	29,380	31,974
Fannie Mae	6.50% 12/35 #AD0723	25,721	29,645
Fannie Mae	15YR 5.50% 3/24 #AE0467	3,257	3,332
Fannie Mae	15YR 6.00% 3/24 #AE0745	4,008	4,117
Fannie Mae	6.50% 8/36 #AE0746	18,581	21,429
Federal Home Loan Bank	0.375% 09/04/25	5,000,000	4,863,229
Fidelity National Information Services Inc	1.15% 03/01/2026	1,255,000	1,222,462
Fifth Third Bank	2.375% 01/28/25	1,500,000	1,539,910
First Republic Bank	1.912%/VAR 02/12/24	414,000	418,427
Fiserv Inc	3.5% 07/01/29	4,040,000	4,344,779
Florida Power & Light	2.85% 04/01/25	254,000	265,233
FMC Corporation	3.45% 10/1/29	1,445,000	1,538,587

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Ford Motor Credit Company	1.53% 05/15/2034	3,350,000	3,330,621
Ford Motor Credit Company	2.78% 9/15	407,280	409,561
Ford Motor Credit Company	0.7% 09/15/25	1,009,000	1,004,801
Ford Motor Credit Company	3.52% 7/15/30 14	885,000	927,843
Fox Corporation	3.05% 04/07/25	3,200,000	3,358,989
Freddie Mac	15YR 5.00% 10/23 #G13276	15,964	16,357
Freddie Mac	5.50% 1/24 #G13432	15,972	16,444
Freddie Mac	15YR 6.00% 1/24 #G13647	17,671	18,241
Freddie Mac	15YR 6.00% 1/24 #G13982	1,834	1,853
Freddie Mac	15YR 5.50% 12/24 #G14015	28,041	28,554
Freddie Mac	6.50% 9/23 #Z40030	220,709	229,057
Freddie Mac	6.50% 5/24 #Z40034	275,064	287,500
Freddie Mac	2068 B 10% 11/22	397	410
Freddie Mac	2420 MZ 6.5% 2/32	211,769	240,634
Freddie Mac	2012-4049 CA 3% 5/27	257,375	264,487
Freddie Mac	0.375% 09/23/25	5,000,000	4,864,589
Freddie Mac	K079 AM 3.93% 06/25/28	2,550,000	2,894,236
Freddie Mac	2018-K080 AM 3.986% 07/28	3,620,000	4,109,565
Freddie Mac	2018-K082 AM 3.92% 09/28	1,690,000	1,921,904
Freddie Mac	2018-K733 AM 3.75% 09/25	2,300,000	2,478,772
Freddie Mac	2018-K085 AM 4.06% 10/28	1,450,000	1,654,761
Freddie Mac	3.499% 1/25/26	2,500,000	2,607,816
Freddie Mac	3.566% 3/25/29	3,500,000	3,946,385
Freddie Mac	2527 TB 6% 11/32	7,182	7,853
Freddie Mac	3397 FC 0.8613% 12/37	114,474	115,850
Freddie Mac	20YR 6.00% 9/27 #G30357	46,330	50,379
Freddie Mac	20Yr 3% 01/01/33 #D99994	1,320,773	1,388,980
Freddie Mac	15YR 6.00% 11/23 #G13368	312	319
Freddie Mac	15Yr 3% 05/31 #G15797	958,042	1,007,179
Freddie Mac	15Yr 3% 10/01/30 #G18572	1,289,162	1,352,460
Freddie Mac	15Yr 3% 12/01/30 #G18578	1,027,095	1,077,526
Freddie Mac	3.5% 02/01/2043 #G07312	1,558,754	1,681,701
Freddie Mac	8.50% 7/28 #G00981	22,947	25,327
Freddie Mac	2.5% 2/1/28 #J22472	2,123,226	2,199,762
Freddie Mac	3.5% 01/01/2038 #ZS9316	1,371,864	1,470,503
Freddie Mac	3.5% 01/33 #ZT1989	1,481,024	1,579,338
Freddie Mac	4% 03/01/2034 #SB0368	997,310	1,076,621
Freddie Mac	30Yr 4.5% 02/01/47 #SD0135	1,208,595	1,325,174
Freddie Mac	20Yr 4.5% 01/01/40 #SC0045	1,633,954	1,799,222
Freddie Mac	4% 11/01/2034 #U59010	933,568	1,018,795
Freddie Mac	30Yr 3% 07/01/28 #U79019	881,218	914,017
Freddie Mac	20Yr 5.5% 02/01/29 #G31156	2,326,198	2,530,767
Freddie Mac	30Yr 3.5% 05/01/28 #U49064	674,048	705,619
Freddie Mac	3.5% 01/01/2048 #Q53595	1,290,429	1,371,696

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Freddie Mac	3% 07/01/2050 #RE6052	1,023,607	1,048,533
Freddie Mac	2075 PH 6.5% 8/28	13,068	14,402
Freddie Mac	2208 PG 7% 1/30	23,650	26,238
Freddie Mac	2262 Z 7.5% 10/30	11,885	13,318
Freddie Mac	1584 L 6.5% 9/23	7,258	7,468
Freddie Mac	1577 PK 6.5% 9/23	1,323	1,375
Freddie Mac	1617 PM 6.5% 11/23	6,907	7,126
Freddie Mac	1837 Z 6.5% 4/26	6,562	6,799
Freddie Mac	1835 D 6% 4/26	7,608	8,155
Freddie Mac	2399 OH 6.5% 1/32	21,136	23,275
Freddie Mac	2344 ZJ 6.5% 8/31	2,356	2,601
Freddie Mac	3.5% 6/15/26	3,008,411	3,135,176
Freddie Mac	3% 03/15/27	2,000,000	2,058,242
Freddie Mac	2012-4026 HA 3.5% 12/39	47,651	47,651
Freddie Mac	2012-4016 Ca 2% 7/41	239,628	242,841
Freddie Mac	2% 05/15/42	304,719	309,077
Freddie Mac	2010-3703 Cy 4% 8/25	597,258	624,541
Freddie Mac	2014-4352 A 3% 4/40	79,173	79,527
Freddie Mac	2014-4358 Da 3% 6/40	177,729	178,388
Freddie Mac	3% 12/43	346,560	352,982
Freddie Mac	2015-4482 Dh 3% 6/42	575,802	592,223
Freddie Mac	2015-4502 Ga 3.5% 8/41	76,667	76,745
Freddie Mac	2016-4546 AB 2% 01/31	806,382	814,957
Freddie Mac	3% 8/15/27	2,165,839	2,215,943
Freddie Mac	2016-4569 DA 3% 08/44	720,509	744,087
Freddie Mac	4.5% 11/15/54	2,694,941	2,816,510
Freddie Mac	3% 5/15/43	549,874	556,941
Freddie Mac	2.5% 03/15/47	698,551	712,185
Freddie Mac	3% 09/15/32	407,104	414,492
Freddie Mac	2013-4281 Lg 4% 1/43	158,350	163,136
Freddie Mac	4314 KA 3% 12/39	124,744	124,855
Freddie Mac	2017-4716 PA 3% 07/44	1,434,308	1,460,650
Freddie Mac	2474 NR 6.5% 7/32	14,131	15,551
Freddie Mac	2484 LZ 6.5% 7/32	22,743	25,113
Freddie Mac	2009-3534 Mb 4% 5/24	280,299	288,449
Freddie Mac	15Yr 2.5% 10/31#G16387	373,609	386,726
Freddie Mac	3% 05/01/33 #G16550	540,522	566,724
Freddie Mac	25YR 5.50% 7/35 #G05815	19,274	21,711
Freddie Mac	6.50% 8/26 #C90985	6,387	6,931
Freddie Mac	6.50% 10/26 #C90995	41,484	45,123
Freddie Mac	20Yr 3.5% 6/32#C91456	308,251	328,217
Freddie Mac	6.00% 8/26 #G00587	8,487	9,103
Freddie Mac	5.50% 3/34 #G01665	28,525	32,192
Freddie Mac	6.00% 8/28 #C13910	23,600	26,029

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Freddie Mac	15YR 4.00% 4/26 #E02867	20,757	21,817
Freddie Mac	2.5% 11/1/28 #J32374	1,359,732	1,407,472
Freddie Mac	2% 01/01/32 #ZS7735	1,842,485	1,893,576
Freddie Mac	2.5% 12/1/31 #SB0093	793,843	823,180
Freddie Mac	3% 02/01/34 #SB0179	769,656	805,728
Freddie Mac	3% 03/01/2033 #SB0181	1,421,330	1,489,720
Freddie Mac	3.5% 04/01/34 #SB0378	672,882	715,027
Freddie Mac	5.50% 5/34 #Z40042	209,269	235,261
Freddie Mac	20Yr 3% 11/33#G30872	431,780	454,617
Freddie Mac	20Yr 3.5% 05/38#G31067	189,916	202,217
Freddie Mac	2012-4135 AB 1.75% 06/42	38,487	38,796
Freddie Mac	2% 8/15/32	28,004	28,075
Freddie Mac	2% 10/15/32	33,996	34,104
Freddie Mac	2015-4472 Wl 3% 5/45	227,489	237,443
Freddie Mac	2.716% 6/25/22	817,626	821,555
Freddie Mac	2.406% 3/25/23	953,000	966,791
Freddie Mac	K724 A1 2.776% 03/23	20,046	20,225
Freddie Mac	4683 EA 2.5% 05/47	683,899	700,185
Freddie Mac	2.637% 1/23	916,000	930,889
Freddie Mac	3.3% 4/25/23	861,000	886,362
Freddie Mac	2013-K033 A2 3.06%	1,565,000	1,611,729
Freddie Mac	2013-K035 A2 3.458%	483,000	500,759
Freddie Mac	2017-K727 A1 2.632% 10/23	56,562	57,145
Freddie Mac	2.946% 7/25/24	1,070,000	1,111,996
Freddie Mac	2018-4765 QA 3% 02/46	633,173	646,389
Freddie Mac	4847 CA 3.5% 11/15/45	400,632	409,533
Freddie Mac	4% 7/15/47	510,796	530,122
Freddie Mac	2019-4872 AB 4% 8/15/47	484,692	503,772
Freddie Mac	3% 7/25/39	582,677	605,475
Freddie Mac	3% 10/25/48	652,847	674,490
Freddie Mac	2018-4766 MA 3.5% 02/46	669,622	691,619
Freddie Mac	6.5% 2/43	53,872	64,430
Freddie Mac	7% 2/43	22,953	26,999
General Motors Financial	3.7% 5/09/23	1,800,000	1,853,663
General Motors Financial	SOFR+120 11/17/23	2,490,000	2,516,734
General Motors Financial	3.5% 11/07/24	1,500,000	1,574,792
General Motors Financial	1.05% 03/08/2024	756,000	752,007
General Motors Financial	1.2% 10/15/2024	835,000	828,859
General Motors Financial	4.15% 06/19/23	900,000	936,032
General Motors Financial	1.25% 01/08/2026	1,024,000	1,001,921
GM Financial Leasing Trust	0.45% 08/21/23	1,205,000	1,205,165
GM Financial Leasing Trust	1.67% 12/20/22 A3	574,906	576,090
GM Financial Leasing Trust	2.97% 11/16/23	130,703	131,270
GM Financial Leasing Trust	0.38% 08/18/25	900,000	896,299

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
GMF Floorplan Owner Revolving Trust	0.68% 08/15/25	456,000	453,923
GMF Floorplan Owner Revolving Trust	0.69% 10/15/25	1,007,000	999,897
GNMA	20YR 6.50% 4/23 #593677	2,890	2,950
GNMA	2008-47 PC 5% 11/16/37	32,891	32,953
GNMA	6.50% 1/23 #530795	7,274	7,411
GNMA	4.25% 10/15/2040 #785282	1,303,166	1,420,256
GNMA	4% 12/16/24	596,854	617,494
GNMA	2% 06/16/41	1,673,609	1,694,133
GNMA	2013-106 Pa 4% 2/43	545,914	573,104
GNMA	4% 04/20/47 #MA4383	400,009	427,435
GNMA	6.50% 9/29 #002808	81,753	90,419
GNMA	5.50% 7/38 #004187	10,491	11,608
GNMA	6.00% 11/38 #004285	6,709	7,518
GNMA	7.00% 8/28 #416611	9,111	10,133
GNMA	7.00% 8/28 #458917	1,938	2,136
GNMA	7.00% 2/28 #462548	655	694
GNMA	7.00% 7/28 #462643	23,062	25,624
GNMA	7.00% 10/28 #481353	22,159	24,800
GNMA	7.00% 5/32 #552576	10,539	12,061
GNMA	8.00% 11/29 #186997	532	598
Goldman Sachs	3.85% 7/08/24	740,000	782,967
Goldman Sachs	5.75% 1/24/22	3,650,000	3,660,978
Goldman Sachs	3.85% 01/26/27	4,715,000	5,067,550
Goldman Sachs	2.65%/VAR 10/21/2032	1,535,000	1,544,604
Goldman Sachs	3.75% 2/25/26	800,000	861,527
Goldman Sachs	2.908%/VAR 6/5/23	1,490,000	1,502,407
Goldman Sachs	3.2% 2/23/23	1,325,000	1,358,888
Goldman Sachs	3.5% 04/01/25	1,025,000	1,083,870
Goldman Sachs	1.093%/VAR 12/09/26	1,245,000	1,213,200
Great-West Lifeco US Financial	0.904% 08/12/25 144A	470,000	456,606
GSMS 14-GC18 AAB	3.648% 1/47	47,486	48,640
GSMS 14-GC20 AAB	3.655% 4/47	59,535	61,298
GSMS 14-GC26 AAB	3.365% 11/47	306,566	315,651
GSMS 15-GC28 AAB	3.206% 02/48	229,548	236,169
GSMS 15-GC30 A4	3.382% 05/10/50	556,000	586,171
GSMS 15-GC32 A3	3.498% 7/48	4,300,000	4,503,068
GSMS 15-GC32 AAB	3.513% 7/48	210,119	217,778
GSMS 2012-ALOH A	3.551% 4/10/34	1,780,000	1,779,920
GSMS 2012-GCJ7 A4	3.377% 05/45	408,143	408,054
GSMS 2012-GCJ9 A3	2.773% 11/45	1,219,434	1,234,925
GSMS 2012-GCJ9 AAB	2.368% 10/45	247,202	247,929
GSMS 2013-GC10 A5	2.943% 2/46	868,000	882,481
GSMS 2016-GS3 A3	2.592% 10/10/2049	1,160,959	1,190,258
Guardian Life Global Funding	1.1% 06/23/25 144A	959,000	949,834

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Guardian Life Global Funding	1.4% 07/06/27 144A	1,200,000	1,169,315
Hart	0.38% 05/15/25	981,000	976,790
Healthcare Trust	3.5% 8/1/26	104,000	110,860
Healthpeak Properties Inc	3% 1/15/30	1,505,000	1,579,861
Highmark Inc	1.45% 05/10/2026 144A	1,065,000	1,043,286
HSBC Holdings	4.292%/VAR 09/12/26	1,050,000	1,133,587
HSBC Holdings	1.645%/VAR 04/18/26	1,577,000	1,563,928
HSBC Holdings	0.732%/VAR 08/17/2024	1,420,000	1,407,425
HSBC Holdings	3.95%/VAR 5/18/2024	650,000	674,087
HSBC Holdings	3.803%/VAR 3/11/25	1,000,000	1,049,372
HSBC Holdings	1.589%/VAR 05/24/27	1,000,000	977,934
Humana Inc	0.65% 08/03/2023	1,200,000	1,193,768
Huntington Bancshares	2.625% 8/6/24	785,000	808,348
Hyundai Capital	2.375% 02/10/23 144A	670,000	679,274
Hyundai Capital	5.75% 04/06/23 144A	1,065,000	1,124,279
Hyundai Capital	1.8% 10/15/25 144A	850,000	845,403
Hyundai Capital	1% 09/17/2024 144A	1,100,000	1,080,990
IBM Corporation	1.7% 05/15/27	1,600,000	1,594,483
Imperial Tobacco	3.125% 7/26/24 144A	2,180,000	2,252,591
ING Group N.V.	3.55% 4/9/24	275,000	288,266
ING Group N.V.	1.4%/VAR 07/01/26 144A	1,185,000	1,172,475
ING Group N.V.	1.726%/VAR 04/01/2027	518,000	514,519
Intercontinental Exchange	3.45% 09/21/23	505,000	525,025
International Flavors & Fragrances Inc	1.23% 10/01/2025 144A	750,000	733,434
Intl Finance Corp	2.875% 07/31/23	3,000,000	3,101,897
Ipalco Enterprises Inc	4.25% 05/01/2030	230,000	252,416
Italy Republic of	2.375% 10/17/24	1,700,000	1,741,491
ITC Holdings	2.7% 11/15/22	523,000	531,119
Japan Finance Organization for Municipalities	2.125% 10/23 144A	1,000,000	1,022,351
Japan Finance Organization for Municipalities	2.625% 4/20/22 144A	1,200,000	1,207,750
Japan Finance Organization for Municipalities	3% 3/12/24 144A	400,000	417,058
Jersey Central Power & Light	4.3% 1/15/26 144A	440,000	477,151
John Deere Owner Trust	2.21% 12/15/23	307,486	309,512
Johnson & Johnson	1.3% 09/01/30	1,890,000	1,821,251
JP Morgan Chase & Co.	3.2% 1/25/23	1,000,000	1,027,120
JP Morgan Chase & Co.	3.625% 5/13/24	1,340,000	1,417,327
JP Morgan Chase & Co.	3.2% 6/26	2,060,000	2,184,466
JP Morgan Chase & Co.	2.95% 10/01/26	1,140,000	1,203,433
JP Morgan Chase & Co.	3.702%/VAR 5/6/30	1,810,000	1,978,062
JP Morgan Chase & Co.	2.956%/VAR 05/13/31	2,135,000	2,210,523
JP Morgan Chase & Co.	2.58%/VAR 04/22/2032	1,845,000	1,868,707
JP Morgan Chase & Co.	3.559%/VAR 04/23/24	850,000	878,379

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
JP Morgan Chase & Co.	4.023/VAR 12/05/24	1,100,000	1,159,804
JP Morgan Chase & Co.	2.083%/VAR 04/22/26	1,000,000	1,014,969
JP Morgan Chase & Co.	1.514%/VAR 06/01/24	960,000	967,288
JP Morgan Chase & Co.	1.045%/VAR 11/19/26	1,250,000	1,217,760
JP Morgan Chase & Co.	0.824%/VAR 06/01/2025	963,000	951,757
JP Morgan Chase & Co.	1.47%/VAR 09/22/2027	1,200,000	1,176,272
JPMBB 13-C12 ASB	3.157% 07/45	253,114	254,384
JPMBB 14-C22 A3A1	3.5379% 9/47	1,770,212	1,832,744
JPMBB 15-C27 A3A1	2.9202% 2/48	3,580,299	3,682,625
JPMBB 15-C32 A4	3.3293% 11/48	3,000,000	3,080,242
JPMBB Commercial Mortgage Securities Trust 2014	3.8012% 9/15/47	711,000	749,314
JPMBB Commercial Mortgage Securities Trust 2015	3.6108% 5/15/48	373,000	394,374
JPMCC 12-C8 ASB	2.3791% 10/45	316,038	317,105
JPMCC 13-C10 A5	3.1425% 12/47	1,065,883	1,084,806
JPMCC 16-JP4 A2	2.9343% 12/49	65,896	65,870
JPMCC 17-JP5 A3	3.3422% 03/50	2,100,000	2,118,733
JPMCC 2012-C8 A3	2.8291% 10/45	364,443	367,353
KIND 2021-KDIP A	1ML+55 12/15/2037	248,693	247,146
Kinder Morgan Energy Partners, L.P.	3.5% 9/1/23	492,000	508,613
Kinder Morgan Inc	2% 02/15/31	2,095,000	1,993,602
KNDL 2019-KNSQ Mortgage Trust	1ML+80 5/15/36	965,000	964,118
Lennox International Inc	1.7% 08/01/27	185,000	181,775
Liberty Mutual	4.569% 2/1/29 144A	1,320,000	1,516,814
Lloyds Bank plc	3.87%/VAR 07/09/25	4,320,000	4,563,553
Lloyds Bank plc	2.438%/VAR 02/05/26	1,004,000	1,023,561
Lloyds Bank plc	1.326%/VAR 06/15/23	610,000	611,025
Lloyds Bank plc	0.695%/VAR 05/11/2024	825,000	821,727
Macquarie	1.34%/VAR 01/12/2027 144A	630,000	612,953
Macquarie	1.201%/VAR 10/14/2025 144A	1,135,000	1,125,028
Manitoba Provence	2.125% 6/26	100,000	103,114
Manitoba Provence	2.6% 4/16/24	1,170,000	1,212,611
Marsh & Mclennan	3.875% 3/15/24	393,000	415,648
Marvell Technology Inc	1.65% 04/15/2026	1,225,000	1,210,521
Mcdonalds	3.3% 07/01/25	177,000	187,633
Medtronic Inc	3.5% 3/15/25	1,224,000	1,303,164
Mercedes Benz Auto Lease Trust	2.0% 10/17/22	510,633	511,531
Mercedes Benz Auto Lease Trust	1.88% 09/15/25	631,000	635,200
Mercedes Benz Auto Lease Trust	0.460% 06/15/2026	3,000,000	2,965,168
Mercedes Benz Auto Lease Trust	0.4% 11/15/23	485,000	484,418
MetLife Global Funding I	0.9% 06/08/23 144A	745,000	747,037
Mid-Atlantic Interstate Transmission	4.1% 5/28 144A	860,000	944,585
Mitsubishi UFJ Financial Corp	3.407% 03/07/2024	3,080,000	3,224,241

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Mitsubishi UFJ Financial Corp	1.412% 07/17/25	2,370,000	2,356,820
Mitsubishi UFJ Financial Corp	0.848%/VAR 09/15/24	1,000,000	995,048
Mitsubishi UFJ Financial Corp	0.953%/VAR 07/19/2025	1,000,000	987,732
Mitsubishi UFJ Financial Corp	1.64%/VAR 10/13/2027	1,200,000	1,184,320
Mitsubishi UFJ Financial Corp	2.193% 02/25/25	1,100,000	1,121,778
Mizuho Financial Group	3.922/VAR 9/24	3,870,000	4,042,992
Mizuho Financial Group	1.234%/VAR 5/22/2027	2,245,000	2,176,602
Mizuho Financial Group	0.849%/VAR 09/08/24	600,000	596,882
Mondelez Intl Holdings NETH B	0.75% 09/24/2024 144A	1,091,000	1,072,694
Moodys Corp	3.75% 03/24/25	409,000	436,925
Morgan Stanley	3.772%/VAR 01/24/29	270,000	293,807
Morgan Stanley	4% 07/23/25	320,000	346,797
Morgan Stanley	1.794%/VAR 02/13/32	2,225,000	2,106,063
Morgan Stanley	3.75% 2/25/23	465,000	480,943
Morgan Stanley	3.875% 04/29/2024	1,355,000	1,436,423
Morgan Stanley	3.875% 01/27/26	1,455,000	1,573,337
Morgan Stanley	3.625% 01/20/27	2,540,000	2,753,763
Morgan Stanley	2.511%/VAR 10/20/2032	805,000	804,144
Morgan Stanley	1.593%/VAR 05/04/2027	2,415,000	2,391,193
Morgan Stanley	3.737%/VAR 4/24	3,375,000	3,491,578
Morgan Stanley	2.188%/VAR 04/28/26	3,625,000	3,696,112
Morgan Stanley	0.79%/VAR 05/30/2025	1,225,000	1,208,991
Morgan Stanley	3.17% 11/10/36	623,000	637,994
Morgan Stanley	0.731%/VAR 04/05/2024	1,000,000	996,899
Mosaic Co New	4.25% 11/15/23	2,275,000	2,392,867
MPLX LP	4.125% 03/01/27	380,000	415,749
MPLX LP	4% 03/15/2028	1,225,000	1,327,484
MPLX LP	2.65% 08/15/30	1,175,000	1,169,632
MSBAM 13-C13 ASB	3.557% 11/46	218,373	222,833
MSBAM 15-C22 ASB	3.04% 4/15/48	138,106	141,413
MSBAM 2013-C8 A4	3.134% 12/48	703,000	713,679
MSBAM 2014-C16 ASB	3.477% 6/47	223,843	229,645
MSBAM 2014-C17 ASB	3.477% 8/47	337,179	346,741
MSBAM 2015-C21 A3	3.077% 3/48	5,319,700	5,399,309
MSBAM 2015-C21 ASB	3.15% 03/48	65,574	67,502
MSBAM 2016-C28 A3	3.272% 01/15/49	222,111	228,483
MSBAM 2016-C32 A3	3.46% 12/15/2049	1,185,492	1,249,048
MSC 2015-MS1 A3	3.51% 5/48	3,500,000	3,656,721
MSC 2021-L5 ASB	2.43% 05/15/2054	1,800,000	1,833,879
MSC 2021-L6 ASB	2.25% 06/15/2054	2,900,000	2,941,449
MUFG Union Bank	3.15% 4/1/22	2,275,000	2,284,859
Mylan, Inc	4.55% 4/15/28	1,410,000	1,578,252
National Bank of Canada	0.55%/VAR 11/15/24	506,000	500,107
Nationwide Building Society	3.622%/VAR 4/26/23	2,760,000	2,782,451

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Natwest Group plc	1.642%/VAR 06/14/2027	1,642,000	1,619,483
Natwest Markets plc	3.625% 9/29/22 144A	2,340,000	2,392,180
Natwest Markets plc	1.6% 09/29/2026 144A	1,465,000	1,441,010
Natwest Markets plc	0.8% 08/12/2024 144A	630,000	619,586
New York City Transitional Finance Authority (TFA)	2.05% 08/01/23	225,000	229,088
New York City Transitional Finance Authority (TFA)	2.85% 02/01/24	210,000	217,713
New York State Urban Development Corporation	2.67% 03/15/23	525,000	537,677
New York State Urban Development Corporation	2.7% 03/15/23	665,000	681,295
NextEra Energy Capital Holdings, Inc.	2.25% 06/01/30	1,225,000	1,217,632
NextEra Energy Capital Holdings, Inc.	0.65% 03/01/2023	2,585,000	2,579,769
Nisource Inc	0.95% 08/15/25	1,261,000	1,227,413
Nomura Holdings Inc	1.851% 07/16/25	1,490,000	1,489,034
NRG Energy Inc	2% 12/02/25 144A	2,945,000	2,963,677
NTT Finance Corp	0.583% 03/01/2024 144A	522,000	515,943
NTT Finance Corp	1.162% 04/03/2026 144A	1,096,000	1,075,226
Nutrien Limited	3.15% 10/01/22	250,000	253,089
OGE Energy Corp	0.703% 05/26/2023	1,380,000	1,373,636
Oneok Inc	4% 07/13/27	590,000	637,859
Oneok Inc	4.55% 7/15/28	1,635,000	1,805,040
Oneok Inc	3.1% 03/15/30	985,000	1,003,231
Oneok Partners	3.375% 10/01/22	1,145,000	1,158,677
Ontario Province	3.4% 10/17/23	2,205,000	2,305,261
Oracle Corp	1.65% 03/25/2026	1,892,000	1,877,371
Otis Worldwide Corp	2.056% 04/05/25	1,100,000	1,118,287
Pacific Life GF II	1.2% 06/24/25 144A	693,000	684,369
Paypal Holdings Inc	1.35% 06/01/23	449,000	452,645
Paypal Holdings Inc	1.65% 06/01/25	353,000	357,314
People's United	3.65% 12/06/22	995,000	1,014,248
Perkinelmer Inc	0.85% 09/15/2024	1,190,000	1,173,067
Pertamina Persero PT	4.3% 05/20/2023 144A	1,200,000	1,243,725
Philip Morris	2.875% 5/1/24	870,000	904,480
Philip Morris	1.5% 05/01/25	597,000	597,558
Philip Morris	0.875% 05/01/26	573,000	552,262
Phillips 66	3.85% 04/09/25	1,795,000	1,913,944
Pioneer Natural Resource	1.9% 08/15/30	1,655,000	1,571,822
Pioneer Natural Resource	0.55% 05/15/2023	954,000	950,355
Plains All American Pipeline	2.85% 1/31/23	800,000	810,980
Plains All American Pipeline	4.5% 12/26	800,000	878,230
PNC Bank	3.8% 7/25/23	460,000	479,353
PNC Financial Services	3.45% 4/23/29	970,000	1,056,178
Pricoa Glbl	2.4% 9/23/24 144A	1,000,000	1,032,327

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Principal Financial Group	3.3% 9/15/22	460,000	468,956
Province of Alberta	1% 05/20/25	2,000,000	1,983,860
Pt Holdings Co Inc (Unlist)	—	525	—
Public Service Electric and Gas Company	3.65% 9/01/28	2,900,000	3,182,723
Public Service Enterprise	0.8% 08/15/25	1,175,000	1,143,925
Quebec Province	0.6% 07/23/25	2,500,000	2,442,978
Quebec Province	2.75% 4/12/27	480,000	510,158
Quebec Province	7.14% 2/27/26	630,000	745,189
Regeneron Pharmaceutical	1.75% 09/15/30	1,075,000	1,016,576
Regions Financial Corp	2.25% 05/18/25	526,000	536,294
Republic Services Inc	0.875% 11/15/25	1,250,000	1,214,899
Roper Technologies	3.65% 09/15/2023	547,000	569,407
Ross Stores Inc	1.875% 04/15/31	2,700,000	2,588,421
Ross Stores Inc	0,875% 04/15/26	942,000	912,734
Royal Bank of Canada	3.7% 10/5/23	850,000	891,584
Royal Bank of Canada	2.55% 7/16/24	1,103,000	1,139,565
Royal Bank of Canada	1.15% 06/10/25	1,000,000	991,358
Royal Bank of Scotland	3.498/VAR 5/23	2,230,000	2,249,486
Royal Bank of Scotland	2.359%/VAR 05/22/24	650,000	660,377
Royal Bank of Scotland	4.519%/VAR 06/25/20	1,029,000	1,076,464
Ryder System Inc	3.35% 09/01/25	540,000	570,522
Santander UK Group Holdings plc	4.796%/VAR 11/15/2024	1,380,000	1,464,678
Santander UK Group Holdings plc	1.532%/VAR 08/21/2026	1,300,000	1,278,747
Schlumberger Holdings Corporation	2.4 8/01/22 144	1,850,000	1,861,682
Servicenow Inc	1.4% 09/01/30	1,395,000	1,298,473
Shell International Finance	3.5% 11/13/23	250,000	261,552
Shire US	3.2% 9/23/26	2,200,000	2,333,463
Siemens Financierings	0.65% 03/11/2024 144A	775,000	768,632
Siemens Financierings	1.2% 03/11/2026 144A	820,000	806,619
Simon Property	2.75% 06/01/23	518,000	529,508
Societe Generale	2.625% 01/22/25 144A	2,175,000	2,229,804
Societe Generale	1.792%/VAR 06/09/2027 144A	1,814,000	1,775,171
Societe Generale	2.625% 10/16/2024 144A	200,000	205,442
Societe Generale	1.488%/VAR 12/14/26 144A	1,426,000	1,388,845
Southern California Edison Co	1.1% 04/01/2024	1,535,000	1,529,169
Southern Company	0.6% 02/26/2024	464,000	458,025
Southwestern Elec Power Co	1.65% 03/15/2026	760,000	753,782
SRT 2020-B	0.57% 04/22/24	1,113,000	1,108,921
SRT 2021-A	0.51% 07/22/2024	659,000	654,460
SSM Health Care Corporation	3.688% 6/1/23	470,000	483,703
SSTRT 19-1A A3	2.986% 2/27/23	51,956	52,081
Standard Chartered Bank	2.819%/VAR 01/30/26 144A	530,000	543,296
Standard Chartered Bank	3ML+1.15 1/20/23	1,790,000	1,792,565
Standard Chartered Bank	1.456%/VAR 01/14/2027 144A	755,000	731,244

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Starbucks Corp	3.8% 08/15/2025	420,000	453,116
State Street Corp	2.2% 03/03/2031	2,805,000	2,780,404
State Street Corp	2.901%/VAR 03/30/26	52,000	54,369
State Street Government Short Term Investments Fund	—	17,381,224	17,381,224
Stellantis Finance US Inc	1.711% 01/29/2027 144A	960,000	943,604
Sumitomo Mitsui Banking Corp	2.696% 7/16/24	1,085,000	1,120,452
Sumitomo Mitsui Banking Corp	1.474% 07/08/25	1,720,000	1,710,993
Sumitomo Mitsui Banking Corp	0.948% 01/12/2026	715,000	694,458
Sumitomo Mitsui Banking Corp	0.508% 01/12/2024	200,000	197,664
Sumitomo Mitsui Banking Corp	1.402% 09/17/2026	1,200,000	1,171,269
Suntrust Banks Inc	3.2% 4/1/24	850,000	889,752
Swiss Re Treasury (US) Corp	2.875% 12/22 144A	580,000	588,952
Synovus Bank GA	2.289%/VAR 02/10/23	252,000	252,195
TAOT 2019-B	2.57% 8/15/23	540,679	544,675
Tennessee Valley Authority	7.125% 5/01/30	130,000	184,945
Tennessee Valley Authority	2.875% 02/01/27	235,000	251,252
Texas Eastern Transmission LP	2.8% 10/15/22 144A	4,000,000	4,043,373
Textron Inc	3.9% 9/17/29	1,140,000	1,251,655
Thermo Fisher Scientific Inc	1.215% 10/18/2024	1,150,000	1,148,724
Time Warner Inc	8.375% 7/15/33	1,350,000	1,965,623
T-Mobile USA Inc	3.5% 04/15/2025	3,485,000	3,692,267
T-Mobile USA Inc	2.05% 02/15/2028	2,205,000	2,188,699
T-Mobile USA Inc	1.5% 02/15/2026	1,775,000	1,753,353
Toyota Motor Corp	0.5% 08/14/23	575,000	572,880
Transcontinental Gas Pipe Line Company	4% 03/15/28	1,285,000	1,404,093
Transcontinental Gas Pipe Line Company	3.25% 05/15/30	770,000	811,587
Truist Bank	1.5% 03/10/25	1,000,000	1,005,773
Truist Financial Corp	1.2% 08/05/25	1,000,000	991,773
UBS	1.364%/VAR 01/30/27 144A	1,700,000	1,661,624
UBS	4.0484% 5/15/51	4,200,000	4,598,391
UBS	4.125% 09/25 144A	1,105,000	1,193,015
UBS	1.494%/VAR 08/10/2027 144A	735,000	717,014
UBS	3.225% 08/15/2050	1,400,000	1,458,477
UBS	1.008%/VAR 07/30/24 144A	1,081,000	1,077,549
Unicredit Spa	1.982%/VAR 06/03/2027 144A	1,115,000	1,086,316
US Treasury Bond	6.25% 8/15/43	1,095,000	1,194,577
US Treasury Bond	0.125% 09/15/23	58,245,000	57,712,605
US Treasury Bond	0.125% 10/15/23	14,760,000	14,612,400
US Treasury Bond	0.25% 10/31/25	17,155,000	16,580,710
US Treasury Bond	0.375% 01/31/2026	39,240,000	37,961,635
US Treasury Bond	0.125% 03/31/2023	5,995,000	5,967,367
US Treasury Bond	0.75% 04/30/2026	23,580,000	23,113,005
US Treasury Bond	0.25% 05/15/2024	61,680,000	60,839,128

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
US Treasury Bond	0.125% 06/30/2023	18,750,000	18,623,291
US Treasury Bond	1.5% 1/31/22	70,000	70,077
US Treasury Bond	2.25% 11/15/25	41,885,000	43,625,845
US Treasury Bond	1.625% 04/30/23	19,260,000	19,537,615
US Treasury Bond	0.375% 04/30/25	49,159,000	48,068,285
US Treasury Bond	2.375% 01/31/23	20,945,000	21,376,991
US Treasury Bond	2.75% 4/30/23	4,470,000	4,600,608
US Treasury Bond	0% 03/24/2022	467,000	466,942
US Treasury Bond	0.125% 12/15/23	11,960,000	11,822,647
US Treasury Bond	0.125% 01/15/2024	390,000	385,079
US Treasury Bond	0.125% 02/15/2024	350,000	345,434
US Treasury Bond	0.375% 04/15/2024	4,800,000	4,751,813
US Treasury Bond	0.25% 06/15/2024	3,785,000	3,729,260
US Treasury Bond	0.375% 07/15/2024	1,135,000	1,120,990
US Treasury Bond	0.375% 08/15/2024	20,035,000	19,770,475
US Treasury Bond	0.25% 09/30/2023	26,155,000	25,971,098
US Treasury Bond	0.625% 10/15/2024	31,870,000	31,611,056
US Treasury Bond	0.75% 11/15/2024	4,100,000	4,076,938
US Treasury Bond	0.5% 11/30/2023	100,000	99,617
US Treasury Bond	2.125% 3/31/24	3,630,000	3,736,064
US Treasury Bond	2% 5/31/24	18,575,000	19,085,087
US Treasury Bond	0.5% 03/15/23	755,000	755,295
US Treasury Bond	0.125% 05/15/23	4,065,000	4,041,658
US Treasury Bond	0.25% 06/15/23	18,793,500	18,706,140
US Treasury Bond	2.25% 4/30/24	952,300	983,436
US Treasury Bond	0.25% 07/31/25	11,700,000	11,349,000
US Treasury Bond	0.75% 03/31/2026	33,000,000	32,373,515
US Treasury Bond	0.75% 08/31/2026	4,156,800	4,063,759
US Treasury Bond	1.625% 9/30/26	15,713,000	15,979,998
US Treasury Bond	1.5% 01/31/27	4,737,000	4,789,366
USAA Capital	1.5% 05/01/23 144A	188,000	189,854
Valero Energy Corp	2.85% 04/15/25	585,000	605,981
Vende	6.5% 2/24	33,439	34,588
Ventas Realty	3.5% 4/15/24	387,000	404,648
Ventas Realty	2.65% 1/15/25	643,000	662,399
Verizon	4.016% 12/3/29	601,000	673,782
Verizon	2.65% 11/20/40	1,390,000	1,320,802
Verizon	2.55% 03/21/2031	1,025,000	1,034,136
Verizon	3% 03/22/27	97,000	102,497
Verizon	0.75% 03/22/2024	579,000	576,626
VF Corporation	2.4% 04/23/25	2,500,000	2,571,737
Viatris Inc	1.65% 06/22/2025	855,000	851,760
Vistra Operations Co LLC	3.55% 7/15/24 144A	780,000	803,225
Vistra Operations Co LLC	3.7% 1/30/27 144A	3,055,000	3,167,764

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
VMWare Inc	1.4% 08/15/2026	1,110,000	1,090,887
VMWare Inc	1% 08/15/2024	771,000	763,557
Volkswagen	1.25% 11/24/25 144A	1,250,000	1,222,620
VZMT 2021-1 A	0.5% 05/20/2027	917,000	905,166
VZMT 2021-1 A	0.99% 04/20/2028	1,150,000	1,144,440
VZOT 2020-A A1A	1.85% 07/22/24	1,016,000	1,023,614
Wells Fargo	2.572%/VAR 02/11/31	1,915,000	1,954,949
Wells Fargo	2.164%/VAR 02/11/26	2,790,000	2,831,636
Wells Fargo	2.188%/VAR 04/30/26	2,015,000	2,050,591
Wells Fargo	1.654%/VAR 06/02/24	2,335,000	2,354,758
Wells Fargo	3.157% 09/15/2050	1,000,000	1,042,022
Wells Fargo	3.746% 03/11/2051	1,000,000	1,079,945
Wells Fargo	2.918% 10/45	836,347	842,673
Wells Fargo	3.75% 1/24/24	1,000,000	1,049,958
Welltower Inc.	3.625% 3/15/24	2,142,000	2,252,743
Welltower Inc.	2.7% 2/15/27	800,000	833,441
Western Union Company	2.85% 1/10/25	202,000	209,052
Westinghouse Air Brake Technologies	4.95% 09/15/28	680,000	772,963
Westlake Chemical Corp	0.875% 08/15/2024	353,000	347,648
Westpac Banking	2.894%/VAR 02/04/2030	1,200,000	1,225,733
WestRock Company	3.75% 3/15/25	1,970,000	2,098,832
WFCM 15-LC20 A3	3.086% 4/50	4,800,000	4,800,599
WFCM 2015-C27 ASB	3.278% 2/48	306,616	316,110
WFCM 2016-C34 A2	2.603% 6/49	310,825	310,756
WFNMT 2019-C A	2.21% 07/15/2026	3,000,000	3,035,056
WFRBS 13-C12 ASB	2.838% 3/48	18,358	18,554
WFRBS 13-C16 ASB	3.963% 9/46	72,030	73,732
WFRBS 14-C20 ASB	3.638% 05/47	105,893	108,943
WFRBS 14-C23 ASB	3.636% 10/57	153,397	158,437
WFRBS 2012-C9 A3	2.87% 11/45	497,501	501,616
WFRBS 2012-C9 ASB	2.445% 11/45	345,765	347,152
WFRBS 2013-C12 A4	3.198% 3/48	252,915	256,828
WFRBS 2013-C16 A5	4.415% 09/46	470,000	491,076
WFRBS 2013-UBS1 AS	4.306% 03/15/2046	1,500,000	1,571,224
WFRBS 2014-C22 ASB	3.464% 9/57	471,016	485,059
Williams Partners	3.6% 3/15/22	545,000	545,489
World Omni Automobile Lease Securitization Trust	3.75% 2/15/24	641,000	639,209

Adjustment to Contract Value			(34,945,575)

Total Investment Contracts			$1,568,055,280

Raytheon Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In Dollars/Shares)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal (in shares/dollars)	Current Value (in dollars)
Registered Investment Companies
Fidelity Investments Money Market Government Portfolio - Institutional Class Fund *	Money Market Fund	55,371,211	$55,371,211
American Funds New Perspective Fund Class R-6	Equity Based Fund	7,452,924	495,246,768
Invesco Developing Markets Fund Class R6	Equity Based Fund	3,809,564	179,049,501
Pimco Total Return Institutional Fund	Fixed Income Based Fund	41,777,493	429,054,852
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	38,463,321	3,392,080,295
Vanguard Real Estate Index Institutional Shares	Equity Based Fund	9,014,810	229,246,630

Total Registered Investment Companies			$4,780,049,257

Self-Directed Brokerage Account	Various		$686,391,132

Separate Accounts
State Street Government Short Term Investments Fund	Money Market Fund		$778,279,067
Russell 2000 March 2022 E-Mini Contracts	Futures Contracts		(1,490,585)

Total Separate Accounts			$776,788,482

Common Collective Trusts
BlackRock Government Short-Term Investment Fund Class 3	Money Market Fund	665,368,642	$665,368,642
Janus Henderson Balanced Collective Fund Fee Class I	Blended Based Fund	45,050,568	2,295,776,932
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending Tier R	Fixed Income Based Fund	12,650,361	1,571,174,857
Northern Trust ACWI ex-US Fund - DC NonLending - Tier R	Equity Based Fund	11,458,641	1,757,640,885
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending - Tier R	Equity Based Fund	4,711,677	1,073,367,142
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending Tier R	Equity Based Fund	15,620,266	4,398,354,537

Total Common Collective Trusts			$11,761,682,995

Raytheon Technologies Common Stock
Raytheon Technologies Corporation*	Raytheon Technologies Common Stock	17,488,788	$1,505,085,095

Total Raytheon Technologies Common Stock			$1,505,085,095

Total Investments			$21,078,052,241

Participant Loans*	Approximately 3.25%-9.50%		$183,019,731

Total Investments, Including Participant Loans			$21,261,071,972

*Party-in-interest

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 21, 2022

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ AMY L. JOHNSON
Amy L. Johnson
Corporate Vice President and Controller
Principal Accounting Officer